Exhibit 77I(b)

	Terms of new or Amended Securities

New Share Class

In October of 2005, Pacific Funds began offering Class R shares. Class R shares are generally available only to certain employer-sponsored retirement, savings, or benefits plans held in plan level omnibus accounts. Class R shares are currently only offered on the Pacific Funds Portfolio Optimization Funds.

Class R shares are sold at net asset value (NAV) without an initial sales charge and do not have a contingent deferred sales charge (CDSC). The distribution and service (12b-1) fee on the class R shares is 0.50%.

Additional information on Pacific Funds Class R shares can be found within the Pacific Funds Class R Shares Prospectus dated October 1, 2005 and the Pacific Funds Statement of Additional Information dated July 1, 2005, as amended and restated October 1, 2005.